J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

BofA Securities, Inc.

One Bryant Park

New York, NY 10036

Macquarie Capital (USA) Inc.

125 W 55th St, 22nd Floor

New York, NY 10019

June 25, 2020

VIA EDGAR CORRESPONDENCE AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7561

Attn:	Ms. Kathryn Jacobson
Mr. Craig Wilson
Mr. Jeff Kauten
Ms. Kathleen Krebs

Re:	DoubleDown Interactive Co., Ltd.
Registration Statement on Form F-1, as amended (File No. 333-238884)
Registration Statement on Form 8-A (File No. 001-39349)

Ladies and Gentlemen:

We hereby join DoubleDown Interactive Co., Ltd. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 12:00 p.m. (EDT) on June 30, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, approximately 797 copies of the Company’s preliminary prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Paul Mule
	Name:	Paul Mule
	Title:	Executive Director

By:	BOFA SECURITIES, INC.

By:	/s/ Michele Allong
	Name:	Michele Allong
	Title:	Authorized Signatory

By:	MACQUARIE CAPITAL (USA) INC.

By:	/s/ Sung Chun
	Name:	Sung Chun
	Title:	Senior Managing Director

By:	/s/ Sam Kim
	Name:	Sam Kim
	Title:	Senior Vice President